

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2022

Allison Koehler
General Counsel and Secretary
BARK, Inc.
221 Canal Street
New York, NY 10013

> **Re: BARK, Inc.**
> **Post-Effective Amendment No. 3 to Registration Statement**
> **Filed August 19, 2022**
> **File No. 333-257306**

Dear Ms. Koehler:

We have reviewed your post-effective amendment and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 3 to Registration Statement

General

1. We note your amended disclosure in response to comment 1. Please amend your disclosure to describe the nature of the transaction underlying the "1,435,530 other outstanding shares of Common Stock held by the selling stockholders." In this regard, your explanatory note identifies the private transactions pursuant to which we presume these shares were issued and are being registered for resale.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alyssa Wall at 202-551-8106 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Allison Koehler